(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-13829

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Pemco Aviation Group, Inc.

Full Name of Registrant

Former Name if Applicable

1943 North 50th Street

Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35212

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Pemco Aviation Group, Inc. (the “Company”) for the year ended December 31, 2004 could not be filed with the Securities and Exchange Commission on a timely basis for the reasons described below.

In light of the recent clarification on lease accounting set forth in a February 7, 2005 letter from the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants and after discussions with the Company’s current independent registered public accounting firm, Grant Thornton LLP, and predecessor independent registered public accounting firm, Ernst & Young LLP, the Company reviewed its accounting for all leasehold improvements. The Company discovered that from 1989 through 2001 the Company assigned estimated useful lives of leasehold improvements that exceeded the remaining term of the lease, which is inconsistent with the views expressed by the SEC in its February 7, 2005 letter.

On March 30, 2005, management recommended to the Audit Committee of the Board of Directors that the Company’s financial statements for the years ended December 31, 2003 and 2002 should be restated to correct its accounting for leasehold improvements and that such previously filed financial statements should no longer be relied upon. The Audit Committee, after discussions with Grant Thornton LLP, concurred with management’s recommendation. Management is working diligently to finalize the effect of the corrections to the Company’s accounting for leasehold improvements. The Company expects that the changes in the amortization of leasehold improvements will not be material to the Company’s results of operations in 2003 and 2002 but will have a material cumulative effect on the Company’s balance sheets.

Due to the time and effort involved in determining the effect of the corrections on the Company’s financial statements and to allow time to complete auditing procedures on the correction of prior financial statements and due to additional procedures performed by the Company and Grant Thornton LLP in certain areas for which material weaknesses were identified (See Part IV-OTHER INFORMATION), the Company is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2004 by April 15, 2005.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John R. Lee, Senior Vice President and Chief Financial Officer (Name)	(205) (Area Code)	592-0011 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects on a preliminary basis to report record sales in 2004 ranging from $200 million to $202 million, an increase of approximately 5-6% over sales of $190.4 million in 2003, with increases in both the Government Services and Commercial Services segments. Net loss for 2004 is expected to range from $2.8 million to $3.2 million, compared to net income of $10.0 million in 2003. The Company expects basic and diluted loss per share to range from $0.69 to $0.79, compared to basic and diluted earnings per share in 2003 of $2.47 and $2.27, respectively. Contributing to the expected decrease in earnings year over year were charges totaling approximately $2.0 million related to inventory, environmental and bad debt reserves and a $0.7 million charge related to losses on contracts-in-process which were recorded during the fourth quarter of 2004. The Company made significant investments in streamlining the operations, improving quality and reducing average cycle times during 2004. The costs associated with inefficiencies caused by making these changes were a major factor in the expected net loss for the year.

As discussed above in Part III, the Company is restating its 2003 and 2002 financial statements. On a preliminary basis, the restatement for years ended December 31, 2003 and 2002 is expected to result in an increase in accumulated depreciation and amortization of approximately $1.24 million, an increase in deferred income tax asset of approximately $0.47 million and a decrease in retained earnings of approximately $0.77 million at December 31, 2003 and 2002. The unaudited information described herein may differ materially from the Company’s financial statements that are finally issued following the completion by the Company’s current and former independent registered public accounting firms of their audit of the Company’s results.

During the audit of the 2003 financial statements, the Company’s independent registered public accounting firm identified the following reportable conditions that together constituted a material weakness in internal control over financial reporting involving the incorrect applications of generally accepted accounting principles as a result of personnel in certain areas of the Company who did not have a full understanding of pertinent accounting and financial reporting principles and as a result of the untimely resolution of errors. The resulting reportable conditions were (i) the lack of appropriate analysis and support for revenue recognition matters; (ii) lack of appropriate analysis and support pertaining to estimates to complete certain contracts made in connection with projecting losses on contracts in a current period; (iii) lack of appropriate analysis and support for inventory accounting matters; and (iv) lack of appropriate analysis and support for the reconciliation of inter-company transactions.

The Company implemented the following corrective action plan to remediate the material weakness identified during the audit of the 2003 financial statements: (i) re-evaluated and added staffing and level of expertise; (ii) increased training of its corporate and accounting staff to heighten awareness among corporate and accounting personnel of generally accepted accounting principles; (iii) established policies and procedures, including documentation, designed to enhance coordination and reporting procedures between management and the Company’s accounting staff; (iv) centralized review and monitoring of accounting issues; and (v) re-allocated senior accounting personnel to provide additional on-site supervision of accounting functions.

The corrective action plan was not implemented with sufficient time prior to the audit of the 2004 financial statements to fully remediate the material weakness identified in the prior year. Additionally, during the audit of the 2004 financial statements, the Company’s independent registered public accounting firm identified the following material weaknesses in internal control over financial reporting: (i) lack of appropriate controls to timely record liabilities for services performed in 2004 for which the invoices were not processed at December 31, 2004; (ii) lack of appropriate analysis and support for inventory matters; (iii) lack of appropriate analysis and support for payroll accruals; (iv) lack of adequate evaluation of leasehold improvements placed in service from 1989 to 2001; and (v) lack of segregation of duties related to system access controls. Internal controls related to the reconciliation and reviews of these accounts were not operating sufficiently to detect and correct potential errors to the financial statements. The Company has expanded the scope of the corrective action plan to include a comprehensive review of the overall internal control structure and information systems modification requirements in an effort to remediate the material weaknesses which existed as of December 31, 2004.

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: the audit of year ended December 31, 2004 and the review of the restatement of the years ended December 31, 2003 and 2002 by the Company’s current and former independent registered accounting firms; negative reactions from the Company’s stockholders, creditors or customers to the results of the restatement or further delay in providing financial information caused by the restatement; the impact and result of any litigation, any action by The Nasdaq Stock Market, or of any investigation by the SEC or any other governmental agency related to the Company; the Company’s ability to obtain any necessary waivers from its creditors in the event of a further delay in, or other adverse developments relating to, the restatement; the Company’s ability to manage its operations during and after the financial statement restatement process; the Company’s ability to successfully implement internal controls and procedures that remediate the material weaknesses and ensure timely, effective and accurate financial reporting; changes in economic conditions; the Company’s ability to obtain additional contracts and perform under existing contracts; and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

Pemco Aviation Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By:	/s/ John R. Lee
John R. Lee Sr. Vice President and Chief Financial Officer